



Skorch'd Pizza LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: April 9, 2026

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Skorch'd Pizza LLC

Founded: March 11, 2025

Address: 2108 N Street Suite N
            Sacramento, CA 95816

Industry: Limited-Service Restaurants

Employees: 2

Website:
https://www.bestpizzainsacramento.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- brick & mortar location opening
$7,400 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 14.6K Followers





Business Metrics:

	FY25	YTD 2/23/2026
Total Assets	$26,199	$21,843
Cash & Cash Equivalents	$26,199	$21,843
Accounts Receivable	$0	$0
Short-term Debt	$7,016	$5,903
Long-term Debt	$0	$0
Revenue	$92,256	$15,859
Cost of Goods Sold	$30,375	$3,948
Taxes	$0	$0
Net Income	$19,183	-$3,243

Recognition:

Skorch'd Pizza LLC (DBA Skorch'd Pizza) started with the simple frustration of owners Patrick and Steven Clifford not being able to find what they considered to be great pizza without traveling hundreds or thousands of miles across the country. Opening a restaurant was never their intention, but great pizza became their obsession. They meticulously sampled flours, hydration percentages, every tomato product and mozzarella cheese that they could get their hands on in search of the perfect cheese pizza. Which is not only their favorite pizza, but the fundamental slice of any pizzeria worth eating at. They set out to create authentic Northeast thin crust pizza that's made with intention, not shortcuts, and they think they nailed it!

About:

Skorch'd Pizza LLC (DBA Skorch'd Pizza) is about bold flavors, scratch-made everything, doing pizza their way - crispy, unapologetic and a little rebellious. They're from Boston, would you expect anything less?

For more information, contact our Customer Support Team at support@thesmbx.com

